UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

ADVANCED MINERAL TECHNOLOGIES, INC.
 (Exact name of registrant as specified in its charter)

Nevada	88-0485907
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Route 1 Box 1092 Fairfield, ID 83327
(Address of principal executive offices)

Registrant’s telephone number, including area code: (208) 764-2323

Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.0001 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer
Non-accelerated filer	Smaller reporting company: X

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10 (the “Registration Statement”) to register our common stock, par value $0.0001 per share (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Advanced Mineral Technologies, Inc. (the “Company”) was subject to the reporting requirements under the Exchange Act as a result of filing a registration statement and registering its Common Stock pursuant to Section 12(g) of the Exchange Act.  In anticipation of the institution of proceedings against the Company by the Securities and Exchange Commission (the “SEC”), resulting from the Company’s failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder while its securities were registered with the SEC, on January 22, 2010, we submitted an Offer of Settlement to the SEC, voluntarily requesting that the registration of our securities pursuant to Section 12(g) of the Exchange Act be revoked in accordance with Section 12(j) of the Exchange Act.  The Offer of Settlement was accepted by the SEC effective as of 9 April 2010.  For the benefit of our shareholders, the Company has decided to file this Registration Statement, pursuant to Section 12(g) of the Exchange Act and intends file all periodic reports as required under the Exchange Act upon the effectiveness of this Registration Statement.

Unless otherwise noted, references in this Registration Statement to the “Registrant,” the “Company,” “we,” “our” or “us” means Advanced Mineral Technologies, Inc. Our principal place of business is located at Route 1 Box 1092, Fairfield, ID 83327. Our telephone number is (208) 764-2323.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts and may constitute “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this Registration Statement, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “might,” “will,” “should,” “estimate,” “predict,” “continue,” “anticipate,” “intend,” “expect, “plan,” “project,” “potential” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and trends discussed in this Registration Statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Forward-looking statements in the Registration Statement include, but are not limited to, statements regarding:

•           mineral exploration and production;
•           the prospects of our mining project
•           expected market conditions;
•           competition;
•           research and development;
•           government regulation; and
•           a public trading market for our securities.

You should read this Registration Statement completely and with the understanding that our (or our subsidiary’s) actual future results may be materially different from what we expect. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this Registration Statement and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Registration Statement. All subsequent written and oral forward-looking statements attributable to us or any person on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 1.                      Business.

History and Organization

Advanced Mineral Technologies, Inc. (the “Registrant,” the “Company,” “we,” “our” or “us”), a development stage company, was initially incorporated in incorporated on March 1, 1990 under the name O’Hara Resources Ltd. In 1990, the Company filed a registration statement pursuant to Section 12(g) of the Exchange Act, thereby making it subject to the reporting requirements of the Exchange Act upon its effectiveness.

On February 6, 2005, the Company and Vision Energy Corporation (“Vision Corp.”), a corporation formed under the laws of the State of Nevada, entered into a share exchange agreement and on February 22, 2005, we amended our articles of incorporation (the “Articles of Incorporation”) to change our name to Vision Energy Group, Inc. (“Vision Group”).

On March 28, 2005, pursuant to the terms of a property agreement by and between Advanced Mineral Technology Corporation, an Idaho corporation (“Advanced Mineral”) and Gustafson Holdings Ltd. (“Gustafson”), a corporation formed under the laws of the Province of British Columbia, Canada (the “Property Agreement”), Advanced Mineral acquired a one hundred percent (100%) interest in certain mineral mining claims, mining leases, mining rights and other property, situated at the Tillicum Mountain Gold Mine located in the Province of British Columbia, Canada (the “Tillicum Mine”) from Gustafson.

The Tillicum Mine encompasses approximately eight thousand, seven hundred and seventy seven (8,777) acres of land, camp, shop and equipment on site. Estimates conducted by consulting geologists prior to the date of the Property Agreement (George Addie’s report dated April 22, 1996) calculated the presence of gold ore reserves in excess of five hundred thousand (500,000) ounces in the Tillicum Mine.

On March 3, 2006, Advanced Mineral, pursuant to an interparty agreement of assignment by and among Advanced Mineral, AMT Industries Canada, Inc., a corporation formed under the laws of the Province of British Columbia, Canada and which is now our wholly owned subsidiary (“AMT”) and Gustafson (the “Assignment”), assigned its rights and obligations under the Property Agreement to AMT. On February 10, 2010, AMT and Gustafson entered into an amendment to the Property Agreement (the “Amending Agreement”). Pursuant to the terms of the Amending Agreement, AMT is obligated, among other things, to pay Gustafson a royalty (the “Royalty”), consisting of the greater of fifty thousand Canadian dollars (C$50,000) per year, or: (i) 2.5% of net smelter returns (“NSR”) in any calendar quarter if the ore grade in that quarter was 0.5 ounces per ton (“OPT”) or less; (ii) 4.0% of NSR in any calendar quarter if the ore grade in that quarter was greater than 0.5 OPT, but less than 1.0 OPT; or (iii) 5.0% of the NSR in any calendar quarter if the ore was equal to or greater than 1.0 OPT.

On April 4, 2007, we filed an amendment to our Articles of Incorporation changing our name to Advanced Mineral Technologies, Inc. to better reflect our business operations.

On November 28, 2007, the Company acquired seventy-five million (75,000,000) shares of fully paid, ordinary shares, par value £1 per share, of XSP Platinum Ltd. (“XSP”). Mr. H. Philip Cash, our President and a Director of the Company, also serves as the Chief Operating Officer of XSP.

XSP’s primary business activities have focused on conducting early stage mining operations at the Platinum Creek Mine, located near Platinum, Alaska, which to date have indicated the presence of commercially available ore resources.

On January 22, 2010, in anticipation of the institution of proceedings against the Company by the SEC resulting from the Company’s failure to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 while its securities were registered with the SEC, we submitted an Offer of Settlement to the SEC, voluntarily requesting that the registration of our securities pursuant to Section 12(g) of the Exchange Act be revoked in accordance with Section 12(j) of the Exchange Act.  The Offer of Settlement was accepted by the SEC effective as of April 9, 2010.

Business of the Company

The Company’s principal business plan for the next 12 months and beyond includes the exploration and acquisition of gold and mineral bearing properties and the management of its share ownership in XSP. The Company is currently in the exploration stages and intends to focus on the development, exploration and mining of certain mineral mining claims at the Tillicum Mine, through our wholly-owned subsidiary AMT.  We currently do not produce gold or any other mineral and we will need to arrange financing in order to fund our business plan.  While early estimates on the Tillicum Mine indicate the presence of gold reserves, such estimates are outdated and there is no assurance that the Tillicum Mine can be developed into producing properties.

The exploration of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration activities will result in any discoveries of gold or other minerals.  The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors.

The management of the Company’s exploration and development program in the Tillicum Mine is expected to be undertaken by our current management. The Company has engaged the consulting services of a geologist, Mr. Rick Walker, M.S.C. P. Geol. to initiate a mineral sampling program, do road survey work and oversee the installation of 33 culverts on the roads of the Tillicum Property. Upon completion of the exploration of the Tillicum Mine Property the Company expects to bring the Company into production

The Company’s principal business plan for the next 12 months and beyond consists of five (5) stages which will revolve around the exploration and acquisition of gold and mineral bearing properties, as well as the management of its share of ownership in XSP.  The first stage will consist of opening the site at Tillicum.  This will entail repair of approximately six (6) kilometers of roads and culverts which runs from the camp to the mining works; repair and updating of the camp buildings, including the kitchen, generator building, wash, shops and crew quarters.

In conjunction with the first stage, the second stage will be to develop a mining strategy.  The Company has engaged the consulting services of a geologist, Mr. Rick Walker, M.S.C. P. Geol. to begin a detailed geologic mapping and sampling at Tillicum and to develop an advanced drilling program.  Upon completion of the drilling program, AMTO expects to bring Tillicum into production.  This phase should last no longer than four months.

The third stage will be the pre-production stage, which will include procurement of all necessary equipment and supplies, obtaining all necessary permits (which will take approximately 90 days) and registrations, finalizing all necessary insurance obligations, and improving the camp and facilities to enable site crew and management to occupy.  Site preparation will include, but not be limited to fresh water systems, electrical systems, sewer systems, building upgrades, any necessary road/culvert repairs, and underground air system.

The fourth stage will entail the start up of production.  Currently, with the research and exploration done to date, we will begin production using the gravity and tank leach method.  By using this method, we will be 100% environmentally safe (green technology).  Furthermore, the exploration phase will enable us to determine the most optimum placement of our starting portal, as well as how far we will need to drift.  Initially, we may require an existing processing plant in the area, if possible, or build a new plant on-site, which could take up to one year.

The exploration of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration program will result in a commercial precious metals operation.  The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors.

Subsequent to the fourth stage, will be the establishment of a site office at TM, as well as a U.S. based office at site still to be determined.

Once initial production is begun, we anticipate a ramp up to 300 tons per day of head feed over the first six (6) months.  Using the cut-off figure of .35 OPT, and a production year consisting of 350 days, this will provide a yield of between 35,000 and 40,000 ounces per year.  At the current market rate of $1000 USD per ounce, this will give us revenue of $35MM to $40MM per year in our first phase operations.

In the last two years AMTO has spent approximately One Hundred Thousand Dollars ($100,000) on site maintenance and geological exploration.

Mining and Mineral Industry in Canada

Canada is one of the world's top gold producers, after South Africa, the USA and Australia. Gold produced in Canada comes primarily from gold mines, which account for 92.5% of the total.1 The remainder is produced by base-metal (6%) and placer (1.5%) mines. Almost 90% of Canadian gold mines are underground operations where productivity is relatively high, which keeps production costs among the lowest in the world. 2

Two key factors dominated the industry in 2009. First, the financial crisis choked off access to debt and capital for many companies, radically changing investment patterns and reducing total transaction value around the world. Second, as Western mining and metals giants sat tight to weather the downturn, new investors emerged from Asia.3,4

And now, according to Ernst & Young's latest mining and metals report, strength is quickly returning to the sector in Canada. Canada's Mining and Metals Industry on the Rise looks at the top 100 mining companies (based on market capitalization as of December 31, 2009) listed on the Toronto Stock Exchange (TSX) and the TSX Venture Exchange.5 The report supplements Ernst & Young's global publication, 2009: The year of Survival and Revival.  The report reveals that Canada's top 100 mining companies have bounced back with incredible resilience, and that the industry's long-term outlook is promising.4 The aggregate market capitalization of the TSX increased 55%, from $1.03 trillion in January 2009 to $1.6 trillion (as of December 2009).6

The credit crisis fundamentally changed how mining companies and mining transactions will be financed in the future. Following a year of excess leverage and limited cash flow, equity is coming largely from new sources such as strategic equity investors, including cash-rich Chinese companies and sovereign wealth funds.4  Total financings on TSX Venture Exchange were up 228.9% in the first three months of 2010 compared to the same period in 2009.7

We face competition from many other individuals and companies that are engaged in the mineral exploration business, some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mineral exploration properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company.

The past ten years has seen the price per ounce for gold rise from a low of $255.95 in 2001 to its current value of over $1000, which it has maintained for the past six months.  This shows that the commodities market for gold and base metals has seen massive growth since 2002.  As the world economy rebuilds in the coming months, China and India are expected to lead the way.  Investors who are positioned to take advantage of this growth could see a substantial increase in the value of their investments.

Sources

1 mbendi.com, 2010
2 mbendi.com, 2010
3 Natural Resources Canada, Overview of Trends in Canadian Mineral Exploration, 2009
4 Ernst & Young, 2009: The year of Survival and Revival, 2009
5 Ernst & Young, Canada's Mining and Metals Industry on the Rise, 2009
6 Alberta Securities Commission, The Alberta Capital Market: A Comparative Overview, 2010
7 Newswire, TSX Venture Exchange, 4/6/2010

Competition

We face competition from many other individuals and companies that are engaged in the mineral exploration business, some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mineral exploration properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company. Below is a list of current gold producers in Canada.  This list is not meant to be complete, but rather representative of the current operations underway in Canada.  In addition to this list, gold is produced as a by-product of most of the base metal mines in Canada.

Echo Bay Mines Ltd. was one of North America's largest gold mining concerns. Founded in 1964 as a high-risk silver mining outfit, Echo Bay has grown into one of the leading precious-metal mining operations in the world. Echo Bay is respected for its excellence in mining in remote and hostile regions8.  In 2003, Echo Bay became a wholly owned subsidiary of Kinross Gold Corporation, and was delisted.  As of the end of 2009, Kinross had no gold operations in Canada9.

Barrick Gold Corporation is the gold industry leader, with interests in 26 operating mines and a pipeline of projects located across five continents, in addition to large land positions on some of the most prolific mineral districts.  North America is Barrick’s largest producing region with production of 2.8 million ounces of gold in 2009, or 38% of total production, at total cash costs of $504 per ounce. Barrick operates nine mines in the North America:  Goldstrike, Round Mountain, Bald Mountain, Cortez, Turquoise Ridge, Golden Sunlight, Ruby Hill and Marigold in the U.S., and Hemlo in Canada.  In 2009, Barrick produced 7.42 million ounces of gold at cash costs of $466 per ounce (net cash costs of $363 per ounce). For 2010, Barrick expects higher gold production of 7.6–8.0 million ounces and copper production of 340-365 million pounds. Total cash costs for gold are expected to be lower than 2009 at $425- $455 per ounce and total cash costs for copper are expected to be $1.10-$1.20 per pound.10

IAMGold, Incorporated is a global mining entity, with several mines and projects in Canada, one of which is a gold mine:  Doyon Division Gold Mines, located in Quebec.  In 2009, the Doyon mine produced 109,000 ounces of gold, at a cost per ounce of $524.  The majority of their operations occur in West Africa, with some smaller operations in South America.11

Goldcorp is a senior gold producer with operations and development throughout North and South America.  With eleven (11) mining operations in North America, Goldcorp is one of the largest gold producers in the western hemisphere.  Its Canadian operations consist of four gold properties:  Mussewhite, Red Lake, Porcupine, and Eleonore.  Musselwhite is principally an underground gold mine and associated processing plant producing nearly a quarter of a million ounces of gold annually. The mine is situated in northwestern Ontario, Canada and is 100% owned by Goldcorp Inc.  The Red Lake Gold Mine is Canada’s largest gold mine, and in 2009 produced 623,000 ounces at a cash cost of $288/oz.  The Porcupine mine consists of the Hoyle Pond and Dome underground and a central milling facility within the city of Timmins, Ontario. In 2009, gold production amounted to 318,000 ounces, at a cost of $447 per ounce, and an average grade of .09 opt.  The Eleonore Property in Northern Quebec is in development.  During 2009, exploration efforts were successful in expanding the overall mineral resource.  Preparations are underway for the sinking of an exploration shaft to allow for more focused deep drilling and a production decision by year-end. 12

Agnico-Eagle is a Canadian-based gold producer with mines and exploration properties in North America and Finland.  Expected production in 2010 will be between 1.0 million and 1.1 million ounces of gold.  The four Canadian mines are:  LaRonde, Goldex, Lapa, and Meadowbank.  LaRonde, located in Quebec, has 400,000 ounces proven and 3,000,000 ounces inferred reserves.  They plan on producing approximately 180,000 ounces in 2010 at a cost of $220/ounce, and an opt of .151.  Goldex, also in Quebec, has an existing inferred resource of 900,000 ounces.  They estimate a production of 164,000 ounces in 2010, at a cost of $318/ounce and an average grade of .074 opt.  Lapa has 200,000 in measured reserves, and an additional 100,000 inferred.  They estimate 2010 production at 116,000 ounces, at a cost of $506 per ounce, and an average grade of .288 opt.  Meadowbank has a proven resource of 1.5 million ounces, with an additional inferred resource of 400,000 ounces.  They expect to produce 300,000 ounces in 2010 with an average grade of .123 opt and a cost of $460 per ounce.13

Sources

8 International Directory of Company Histories, 1/1/91; Business Wire, 9/8/97
9 Kinross.com, 2010
10 Barrick.com, 2010
11 Iamgold.com, 2010
12 Goldcorp.com, 2010
13 Agnico-eagle.com, 2010

Employees

As of the date of this registration statement, except for members of management, the Company has no employees.

XS Platinum Ltd.

XSP was incorporated in Jersey, Channel Islands on November 1, 2007, specifically to raise the capital necessary to acquire and operate the Platinum Creek Mine (the “PCM”), a property in the United States at which mining operations had been conducted. On November 23, 2007, XSP was registered by the Australian Securities and Investments Commission as a foreign company under the Corporations Act, as XSP’s corporate headquarters are presently located in Sydney, Australia. XSP expects to relocate its corporate headquarters to Jersey, Channel Islands in early 2010. Through its wholly owned subsidiary, XS Platinum Inc., a Delaware corporation (“XSPI”), XSP acquired the PCM on November 30, 2007, whereupon it became a dedicated platinum and other precious metals exploration and development company. Since acquiring the PCM, XSP’s primary business activities have focused, through its subsidiary, on conducting production equipment and methodology trials, defining and valuing resources and applying the results of those activities towards strategic and operational planning and conducting early stage mining operations, which to date have indicated the presence of commercially available ore resources.

Platinum Creek Mine

The PCM is located near the town of Platinum, Alaska, which is situated on  Goodnews Bay, an inlet of the Bering Sea on the west coast of Alaska, approximately one hundred and eighty (180) miles northwest of the Alaska Peninsula, and approximately one hundred (100) miles south of the mouth of the Kuskokwim River. To date, most of the platinum metals that have been recovered appear to have come from the two pay streaks in the valley of the Salmon River. The precious metals of the PCM placers include gold and all six (6) of the platinum group metals: platinum, iridium, osmium, ruthenium, rhodium and palladium.

Based on sampling, XSP believes that only a fraction of the metals available within the PCM were recovered by previous mining methods, and therefore intends to collect metals in the future by using alternate, currently conventional methods. In conjunction with re-workable tailings as a resource, a large area of the lower PCM remains as virgin ground for mining purposes. It is believed that certain areas can be worked using available equipment that is believed to be capable of reaching the depth of the pay-zone (that is, the strata at which ore that is expected to produce commercial quality minerals can be reached in desirable quantities and at feasible costs related to extraction and delivery.

Item 1A. Risk Factors.

Risks Associated with our Business

We are an exploration stage mining company with no history of operation.

The Company is in its exploration stage, has very limited operating history, and is subject to all the risks inherent in a new business enterprise. We have had no revenues or earnings from operations and have relied upon equity financing to fund our operations. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complication, and delays frequently encountered in connection with a new business, and the competitive and regulatory environment in which the Company will operate, such as under-capitalization, personnel limitations, and limited revenue sources.

The nature of mineral exploration and production activities involves a high degree of risk; we could incur a write-down on our investment in the Tillicum Mine.

Exploration for minerals is highly speculative and involves greater risk than many other businesses. Investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we may plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by us in the potential exploration of any mineral claim may not result in the discovery of mineral deposits. If funding is not available, we may be forced to abandon our operations.

Many exploration programs do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology.

If management determines that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down on our investment in such property interests on our financial statements. Such a write-down or the payment of such liabilities may have a material adverse effect on our financial position.

We will likely encounter operational hazards and may be subject to uninsured risks.

The Company is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions.  These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability.  The Company currently does not maintain any type of insurance and currently has not undertaken an effort to obtain any insurance.  There are no assurances that we will obtain or maintain any insurance assurance may not be insured against all losses or liabilities, which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production are not generally available to us or to other companies in the mining industry on acceptable terms.  Losses from any event that is not covered by insurance may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

We are subject to environmental regulation which may be costly and result in a material change in the Company’s activities.

Compliance with statutory environmental quality requirements may necessitate significant capital outlays, may materially affect the earning power of the Company, or may cause material changes in the Company’s intended activities. No assurance can be given that environmental standards imposed by federal, state or foreign governments will not be changed or become more stringent, thereby possibly materially adversely affecting the proposed activities of the Company.  In addition, if we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

The mineral industry no longer maintains large inventories of supplies and equipment.

With the financial crisis of 2008, supply companies are no longer keeping the inventory stockpiles they once were.  As a result, in planning for any operation, enough lead time must be given to procure and/or fabricate the necessary equipment and supplies.

There may not be qualified engineering and consultants available.

The Company is heavily dependent upon outside engineers and other professionals in the exploration and development of its mining properties. The mining industry has experienced significant growth over the last several years and as a result, many engineering and consulting firms have experienced a shortage of qualified engineering personnel. While this may present short term problems in scheduling, with enough planning and lead time, there should not be an issue with hiring qualified engineering and geologic personnel.

Mineral operations are subject to applicable law and government that may restrict or prohibit the exploitation of that mineral resource.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

We are have incurred loses and are likely to incur losses in the future.

We have a history of operating losses and have an accumulated deficit. As of  April 30, 2010, we have incurred a net loss of $694,101.  Prior to the completion of the development and exploration stages, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future.

We have not yet attained profitable operations.

Our ability to achieve and maintain profitability and positive cash flow will be dependent upon, among other things:

•           positive results from the exploration and development of our mining property: the Tillicum Mine;
•           our ability to locate and procure other profitable mineral properties;
•           our ability to generate revenues from our mineral properties.

We may not generate sufficient revenues from our mining operations to achieve profitable operations.  To date, we have completed our preliminary geology reports, which show significant gold reserves.  However, if mineral recoveries are less than projected, then our sales of minerals will be less than anticipated and may not equal or exceed the cost of exploration and recovery, in which case our operating results and financial condition will be materially, adversely affected.  If we are not able to achieve profitable operations at some point in the future, we eventually may have insufficient working capital to maintain our operations as we intend to conduct them or to fund our expansion plans, if any. In addition, our losses may increase in the future as we expand our business plan. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ equity. If we are unable to achieve profitability, the market value of our Common Stock will decline and there would be a material adverse effect on our financial condition.

We are dependent upon obtaining financing to pursue our development.

Obtaining additional financing is subject to a number of factors, including the market prices for the mineral property and base and precious metals. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. If adequate funds are not available or if they are not available on acceptable terms, our ability to fund our business plan could be significantly limited and we may be required to suspend our business operations. We cannot assure you that additional financing will be available on terms favorable to us, or at all. The failure to obtain such a financing would have a material, adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of current stockholders may be reduced and these securities may have rights and preferences superior to that of current stockholders. If we raise capital through debt financing, we may be forced to accept restrictions affecting our liquidity, including restrictions on our ability to incur additional indebtedness or pay dividends. Our ability to continue as a going concern will be dependent on our raising of additional capital and the success of our business plan.

If we are unable to achieve projected mineral recoveries from our exploration mining activities at the Tillicum Mine, then our financial condition will be adversely affected.

As we have not established any reserves at the Tillicum Mine to date, there is no assurance that actual recoveries of minerals from material mined during exploration mining activities will equal or exceed our exploration costs on our mineral properties. To date, we have completed only a limited amount of exploration and sampling on the Tillicum Mine. If mineral recoveries are less than projected, then our sales of minerals will be less than anticipated and may not equal or exceed the cost of exploration and recovery, in which case our operating results and financial condition will be materially, adversely affected.

There may be conflicts of interest between our management and the non-management stockholders of the Company.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of the stockholders of the Company. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. In addition, management is currently involved with other mining and exploration companies and conflicts with such other mining and exploration entities which they, may in the future be, affiliated with may arise. If we and the other mining and exploration companies that our management is affiliated with desire to take advantage of the same opportunity, then those members of management that are affiliated with both companies would abstain from voting upon the opportunity. In the event of identical officers and directors, members of management, such individuals will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.

H. Philip Cash, our President and a director of the Company, is currently the Chief Operating Officer of XSP, an entity which is not only a mining and exploration entity, but also an entity in which we hold a controlling interest. Mr. Cash’s management position with XSP may conflict with the interests of the Company as a controlling shareholder of XSP. Although our management intends to avoid situations involving conflicts of interest, there may be situations where our interests may conflict with the interests of those of our management or their affiliates. These could include:

•           competing for the time and attention of management;
•           potential interests of management in competing investment ventures; and
•           the lack of independent representation of the interests of the other stockholders inconnection with potential disputes or negotiations over ongoing business relationships.

Mineral, and base and precious metal prices are volatile and declines may have an adverse effect on our share price and business plan.

The market price of minerals is extremely volatile and beyond our control. Basic supply and demand fundamentals generally influence gold prices. The market dynamics of supply and demand can be heavily influenced by economic policy. Fluctuating metal prices will have a significant impact on our results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of our properties that may be explored or developed for that mineral could also drop dramatically and we may not be able to recover our investment in those properties. The decision and investment necessary to put a mine into production must be made long before the first revenues from production will be received. Price fluctuations between the time that we make such a decision and the commencement of production can completely change the economics of the mine. Although it is possible for us to protect against some price fluctuations by entering into derivative contracts (hedging) in certain circumstances, the volatility of mineral prices represents a substantial risk, which no amount of planning or technical expertise can eliminate.

If the price of base and precious metals declines, our financial condition and ability to obtain future financings will be impaired.

The price of base and precious metals is affected by numerous factors, all of which are beyond our control. Factors that tend to cause the price of base and precious metals to decrease include, but are not limited to, the following:

•           sales or leasing of base and precious metals by governments and central banks;
•           a low rate of inflation and a strong U.S. dollar;
•           speculative trading;
•           decreased demand for base and precious metals in industrial, jewelry and investment uses;
•           high supply of base and precious metals from production, disinvestment, scrap and hedging;
•           sales by base and precious metals producers, foreign transactions and other hedging transactions; and
•           devaluing local currencies (relative to base and precious metals prices in U.S. dollars) leading to lowerproduction costs and higher production in certain major base and precious metals producing regions.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on our ability to fund our working capital and other capital requirements.

In 2007 through 2009, and into 2010, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, 2009 and into 2010, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all.

We have only one mineral property at this time—the Tillicum Mine.

Our only mineral properties at this time are the claims we have to the Tillicum Mine, through our wholly owned subsidiary AMT. We are dependent upon developing our mineral deposit at the Tillicum Mine for the furtherance of the Company at this time.  We are currently aggressively pursuing other mineral properties in other geographical areas, as well as Canada.

Risks Associated with Owning our Securities

There has been a very limited public trading market for our securities, and the market for our securities may continue to be limited, sporadic and highly volatile.

On January 22, 2010, we submitted an Offer of Settlement (the “Offer”) to the SEC, whereby we voluntarily requested that our initial registration of securities be revoked, pursuant to Section 12(j) of the Exchange Act. This settlement offer was accepted by the SEC and became effective as of  April 9, 2010.   As a result, our Common Stock is no longer quoted on the OTC Bulletin Board and pursuant to SEC rules cannot trade on any exchange or quotation service until our capital stock is once again registered with the SEC.

Following this voluntary suspension, we are in the process of filing a Form 10, to once again be registered with the SEC.  Upon completion of the Form 10 review process, we will once again seek a listing on the OTC Bulletin Board, but there can be no assurance that this listing will be approved.  If that listing is not approved we will seek a listing on the Pink Sheets, but there can be no assurance that this listing will be approved.  Even if we are approved for listing, neither the OTC Bulletin Board nor the Pink Sheets is a national securities exchange, and many companies have experienced limited liquidity when traded through these quotation systems. Holders of shares of Common Stock may, therefore, have difficulty selling their shares of our Common Stock, should they decide to do so. In addition, there can be no assurances that such markets, if established, will continue or that any shares of our Common Stock, which may be purchased, may be sold without incurring a loss. The market price of our Common Stock, from time to time, may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the shares of our Common Stock in the future.

In addition, if we are approved for listing, the market price of our Common Stock may be volatile, which could cause the value of our Common Stock to decline. Securities markets experience significant price and volume fluctuations. This market volatility, as well as general economic conditions, could cause the market price of shares of our Common Stock to fluctuate substantially. Many factors that are beyond our control may significantly affect the market price of our Common Stock. These factors include:

•           price and volume fluctuations in the stock markets;
•           changes in our earnings or variations in operating results;
•           any shortfall in revenue or increase in losses from levels expected by securities analysts;
•           changes in regulatory policies or law;
•           operating performance of companies comparable to us; and
•           general economic trends and other external factors.

Even if an active market for shares of our Common Stock is established, stockholders may have to sell their shares of our Common Stock at prices substantially lower than the price they paid for or shares of Common Stock or might otherwise receive than if an active public market existed.

Future financings could adversely affect Common Stock ownership interest and rights in comparison with those of other security holders.

Our board of directors has the power to issue additional shares of our Common Stock without stockholder approval. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders.

A substantial number of our shares of Common Stock are available for sale in a limited public market and sales of those shares could adversely affect our stock price.

Sales of a substantial number of shares of our Common Stock into the public market, or the perception that such sales could occur, could substantially reduce our stock price in the public market for our shares of Common Stock and could impair our ability to obtain capital through a subsequent sale of our securities.

Our Common Stock is subject to “penny stock” regulations that may affect the liquidity of our Common Stock.

Our common stock, if approved for listing, may be deemed to be “penny stock” as that term is defined under the Exchange Act.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market.  Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. A broker/dealer must receive a written agreement to the transaction from the investor setting forth the identity and quantity of the penny stock to be purchased.  These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002, including establishing and maintaining acceptable internal controls over financial reporting, are costly.

The Company has no business that produces revenues, however, the rules and regulations pursuant to the Exchange Act require a public company to provide periodic reports, which will require that the Company engage legal, accounting and auditing services. The engagement of such services can be costly and the Company is likely to incur losses that may adversely affect the Company’s ability to continue as a going concern. Additionally, the Sarbanes-Oxley Act of 2002 (“SOX”) requires that the Company establish and maintain adequate internal controls and procedures over financial reporting. The costs of complying with SOX may make it difficult for the Company to establish and maintain adequate internal controls over financial reporting. In the event the Company fails to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which may harm our financial condition and result in loss of investor confidence and a decline in our share price.

In the event that your investment in our shares of Common Stock is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares of Common Stock from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

To the best of our knowledge, we have never paid a dividend to our shareholders, and we intend to retain our cash for the continued growth of our business. We do not intend to pay cash dividends on our shares of Common Stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

Item 2. Financial Information

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this registration statement.  This registration statement contains “forward-looking statements.” The statements contained in this report that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.

Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements.  Factors that could cause actual results to differ from expectations include, but are not limited to, those set forth under the section “Risk Factors” set forth in this registration statement.

The forward-looking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  All forward-looking statements in this document are based on information currently available to us as of the date of this report, and we assume no obligation to update any forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Critical Accounting Policies

Please refer to the Notes to the Financial Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our business activities to date have not provided any cash flow. During the next twelve months we anticipate incurring costs and expenses related to filing of Exchange Act reports, exploratory work on our claims and maintenance of our Option Agreement to those claims as well as costs related to the management of a public company if we are successful in bringing the Company to trade. Management intends to fund the costs and expenses to be incurred as a result of such activities through further investment in our Company through additional equity financing by private investors, or through additional investment in us by our management or current stockholders. Based on our history as a developmental stage company, it is difficult to predict our future results of operations. Our operations may never generate significant revenues or any revenues whatsoever, and we may never achieve profitable operations.

We incurred total operating expenses in the amount of $694,101 for the period from our inception on February 21, 2006 to April 30, 2010. These operating expenses were comprised of, legal and accounting fees of $81,059, consulting fees of $162,157, office and general expenses of $910, interest expense of $96,224, geology fees of $13,751, and payroll expenses of $240,000. Additionally, the Company incurred mineral property lease costs of $100,000.

Year Ended April 30, 2009 Compared to the Year Ended April 30, 2008

Total Operating Expenses were $75,881 for the year ended April 30, 2009, as compared to $209,004 for the year ended April 30, 2008, a decrease of $133,123. The decrease was largely attributable to the cessation of payments to certain individuals for professional services and a reduction in interest expense while being offset somewhat by a slight increase in general administrative expenses.

As a result of the decreased expenses, we incurred a net loss of $75,881 for the year ended April 30, 2009 compared to a net loss of $209,004 for the year ended April 30, 2008.

Year Ended April 30, 2010 Compared to the Year Ended April 30, 2009

Total Operating expenses were $380,049 for the year ended April 30, 2010, as compared to $75,881 for the year ended April 30, 2009. This represented an increase of $304,168. The increase was attributable to an increase in audit fees from $6,737 during the year ending April 30, 2009 to $16,000 in the year ending April 30, 2010, and an increase in interest expenses from $27,980 in the year ending April 30, 2009 to $34,495 in the year ending April 30, 2010, and an increase in legal/professional fees from $1,931 in the year ending April 30, 2009 to $61,348 in the year ending April 30, 2010, and an increase in payroll expenses from $0 in the year ending April 30, 2009 to $240,000 in the year ending April 30, 2010.   These extra expenses reflected the fact that the Company had increased its formation activities.

Liquidity and Capital Resources

At April 30, 2010 our current assets total was $7,373. This included a cash balance of $373, and prepaid expenses totaling $7,000.

To date, the Company’s operations have been funded by private loans, and by services provided in exchange for equity.

During 2008 we issued 880,000 shares to individuals in lieu of payment for services at an average price of $0.17 per share.

On June 11, 2010 we issued Twenty Million shares Common Stock, at a value per share of $0.02, in exchange for forgiveness of existing debt.

Our independent auditors have issued a going concern paragraph in their opinion on the financial statements for the years ended April 30, 2010 and April 30, 2009, that states there is substantial doubt about our ability to continue as a going concern. Specifically, our independent auditors has stated that the Company has no revenue source and is dependent on financing to sustain operations and pay for future commitments related to the mineral options and might not have sufficient working capital for the next twelve months. These factors create substantial doubt as to the ability of the Company to continue as a going concern. Realization values may be substantially different from the carrying values as shown in these financial statement should the Company be unable to continue as a going concern. Management is in the process of identifying sources for additional financing to fund the ongoing development of the Company’s business.

Plan of Operation

The Company’s principal business objective for the next 12 months and beyond such time is the exploration and acquisition of gold and mineral bearing properties.  The Company is currently in the exploration stages and intends to focus on the development, exploration and mining of certain mineral mining claims at the Tillicum Mine, through our wholly-owned subsidiary AMT.  We currently do not produce gold or any other minerals and does not engage in any activities that provide cash flow.  All expenses incurred by the Company in carrying out its business plan are expected to paid with money in our treasury, or with additional amounts, as necessary to be loaned, invested in us by our stockholders, management or other investors.

During the next 12 months we anticipate incurring costs related to the exploration and development of our mining property, specifically the Tillicum Mine.  Our ability to continue as a going concern is dependent upon whether we are able to obtain the required financing and whether our exploration activities will result in any discoveries of gold or other minerals.  The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt.  Additionally, we are not a party to any derivative contracts or synthetic leases.

Quantitative and Qualitative Disclosures About Market Risk

Not required by Regulation S-K for smaller reporting companies.

Item 3. Properties.

The Company does not rent any property.  The Company utilizes the office space and equipment of its management at no cost. Management estimates such amounts to be immaterial. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

We own a one hundred percent (100%) interest in certain mineral mining claims, mining leases, mining rights and other property, situated at the Tillicum Mine, located in the Province of British Columbia, Canada. The Tillicum Mine is situated on approximately eight thousand, seven hundred and seventy seven (8,777) acres of land over twenty-eight (28) land tenures in the Slocan Mining Division. The Tillicum Mine is located approximately two hundred (200) miles north of Spokane, Washington, and spans over four zones: East Ridge, Heino, Gustafson Mine and Tillicum Shoots 1 through 8.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth as of the date of this filing, certain information concerning the beneficial ownership of our 143,949,972 shares of common stock as of July 7, 2010 by (i) each stockholder known by us to own beneficially five percent or more of our outstanding common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

Name of		Amount and Nature of Beneficial	Percent
Beneficial Owner	Class of Security	Ownership (all direct unless otherwise noted)	of Class

H. Philip Cash (1)	Common Stock	53,027,832	36.84%
Route 1 Box 1092
Fairfield, ID 83327

Cletius Rogers (2)	Common Stock	500,000.35%
Route 1 Box 1092
Fairfield, ID 83327

Bil Zeleny (3)	Common Stock	4,727,187	3.28%
7025 E. Sweetwater Ave.
Scottsdale, AZ 85254

Gary Mason (4)	Common Stock	0	0%
24266 Carrillo
Mission Viejo, CA 92691

Bruce Stanley Butcher	Common Stock	57,750,000	40.12%
3 Macquarie Street
Sydney 2000
NSW Australia

All directors and	Common Stock	58,255,019	40.47%
executive officers as a
Group (4 persons)

(1) H. Philip Cash is the Company’s President and is a Director.
(2) Cletius Rogers is a Director of the Company.
(3) Bil Zeleny is the Company’s Chief Financial Officer and Treasurer.
(4) Gary Mason is a Director of the Company.

Item 5. Directors and Executive Officers.

Identification of Directors and Executive Officers

Our officers and directors and additional information concerning them are as follows:

Director or Executive Officer	Age	Position with the Company

H. Philip Cash	71	President and Director

Cletius Rogers	72	Vice President, Secretary and Director

Bil Zeleny	52	Chief Financial Officer and Treasurer

Gary Mason	65	Director

H. Philip Cash, is our President and Director since May 15, 2007. Mr. Cash is also the Chief Operating Officer of XSP. Mr. Cash has spent over forty-five (45) years in the mining sector in North America, including Alaska and Canada, and has extensive mineral exploration, mine development and operational experience in North America. Mr. Cash has been actively involved as an executive in various North American mining entities that have participated in the development of precious metals projects, including underground, alluvial and placer gold deposits, mining and mineral processing enterprises, and also drilling, reclamation programs and related activities. Over the past five years, Mr. Cash has been involved in several mining projects in North America, including an aggregate mining project in Arizona, a silica exploration in California, in addition to developing the Tillicum mine project in British Columbia and the XS Platinum mining project in Alaska.

Cletius Rogers, is our Vice President, Secretary and Director since May 25, 2007. Mr. Rogers has over thirty (30) years of experience in the mining industry. In addition to being a retired Air Force officer, Mr. Rogers has studied and worked closely within the minerals business since retiring from the Air Force in 1979. Since 1979, Mr. Rogers has operated several medium-sized mining operations, including those of the Bullion River Gold Corp. and the Minerals Mining Corporation. Mr. Rogers received a Bachelor of Science in business from San Francisco University.

Bil Zeleny, is our Chief Financial Officer and Treasurer since April 1, 2008.  Mr. Zeleny has seven (7) years of experience in the finance of mineral projects.  Currently, Mr. Zeleny is also the Chief Financial Officer for the Orme School of Arizona, a college preparatory school. Prior to the mining and educational sectors, Mr. Zeleny has finance experience in the banking, film and medical laboratory arenas. Mr. Zeleny received a Bachelor of Arts degree from the University of California, Los Angeles.

Gary Mason, is our Director since September 26, 2007  Mr. Mason was employed by the Shell Oil Company [Please provide dates of employment], where he was an exploitation engineer involved in the drilling of two (2) exploratory wells in San Juan County, Utah existing oil fields in southern California and the Coalinga Fields in central California. Mr. Mason has also been employed by Provident Savings and Loan (now Provident Bank) in Riverside, California, where he was responsible for loan origination, serving and marketing, and also originated the IRA/Keogh Retirement Plans Department; Mr. Mason was also a member of the California Savings and Loan League Retirement Plans Committee, where he remained a member for seven (7) years. This Committee was responsible for developing new retirement products and maintaining qualified master IRA and Keogh plans for the industry in California, Nevada and Hawaii. He has also taught retirement plans classes for the Financial Institute of Chicago, Illinois. Mr. Mason received a Bachelor of Arts in economics, and a Bachelor of Science in geology from the University of Redlands, and received a Juris Doctor from the University of La Verne. Mr. Mason, a licensed attorney, is admitted to practice law in the State of California. He is also the secretary and a director of Master Cutting & Engineering, Inc., a privately-held steel service company located in California.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Registrant during the past five years.

Item 6. Executive Compensation.

During the fiscal year ended April 30, 2009, no remuneration of any nature was paid on account of services rendered by a current officer in such capacity.  During the Fiscal Year Ending April 30, 2010 the CEO and the CFO both received remuneration of One Hundred and Twenty Thousand (120,000) Dollars each.  Both salaries were accrued.

During the fiscal years ended April 30, 2010 and 2009, no retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

The following table summarizes all of the annual compensation paid to all of the company’s named executive officers for the two years ended April 30, 2009 and 2010:

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards (Shares)	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)

H. Philip Cash(1)	2010	120,000	-0-	-0-	-0-	-0-	-0-	-0-	120,000
President and Director
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Bil Zeleny	2010	120,000	-0-	-0-	-0-	-0-	-0-	-0-	120,000
Chief Financial Officer and Treasurer
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Cletius Rogers	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Vice President, Secretary and Director
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Gary Mason	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Director
	2009	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Employment Agreements

Currently, we have employment agreements in place with H. Philip Cash, our President and Director, and Bil Zeleny, our Chief Financial Officer and Treasurer.
Option Exercise In Last Fiscal Year And Fiscal Year End Option Values

Our executive officers were not issued any options which could have been exercised during the fiscal years ended April 30, 2009 or 2010.

Directors' Compensation

We currently do not compensate our director.  In the future, we may compensate our current director or any additional directors for reasonable out-of-pocket expenses in attending board of directors meetings and for promoting our business.  From time to time we may request certain members of the board of directors to perform services on our behalf.  In such cases, we will compensate the directors for their services at rates no more favorable than could be obtained from unaffiliated parties.

Compensation Committee

We have not formed an independent compensation committee.   The Company’s Board of Directors acts as the compensation committee.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

H. Philip Cash, our President and a director of the Company, is currently the Chief Operating Officer of XSP, an entity in which we hold a controlling interest. Mr. Cash’s management position with XSP may conflict with the interests of the Company as a controlling shareholder of XSP.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

During the fiscal year ended April 30, 2010, H. Philip Cash, the Company’s President and director, had outstanding loans to the Company in the aggregate amount of $42,251. This loan is in the principal amount of $28,802 payable on demand. The Note bears interest at a rate of 7.5% per annum and the outstanding principal amount and all accrued interest are payable upon demand or sooner if prepaid by the Company. The balance as of April 30, 2010 was $42,251.

Director Independence

As the Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent, no disclosure is required for this portion of Item 7, pursuant to Item 407(a) of Regulation S-K. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition neither, Mr. Cash  and Mr. Rogers would be considered to be independent directors as they serve as both officers and directors of the Company. Mr. Mason would be considered to be independent under such definition.

Item 8. Legal Proceedings.

There are presently no material pending legal proceedings to which the Registrant, any executive officer, any owner of record or beneficially of more than five percent of any class of voting securities is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

Prior to April 9, 2010, our Common Stock was listed on the Pink Sheets under the symbol AMTO. Following the SEC’s approval of our request to revoke our Exchange Act registration  and the termination of our Exchange Act reporting obligations, our Common Stock has ceased to be quoted. Following the effectiveness of this Form 10 we intend once again to seek a listing on the OTC Bulletin Board, but there can be no assurances that this listing will be approved.  If that listing is not approved, we will seek a listing on the Pink Sheets, but there can be no assurance that this listing will be approved.

The following table sets forth the high and low bidding prices per share, denominated in U.S. dollars, for our Common Stock in each quarter for the last three fiscal as reported on the Pink Sheets. The quotations reflect inter-dealer prices without retail markups, markdowns, or commissions and may not represent actual transactions. For current price information, stockholders are urged to consult publicly available sources.

	Fiscal Year Ended April 2010		Fiscal Year Ended April 2009		Fiscal Year Ended April 2008
	Low	High	Low	High	Low	High

First Quarter	.009	.019	.01	.02	.16	.41
Second Quarter	.015	.04	.001	.021	.022	.28
Third Quarter	.021	.10	.001	.008	.007	.047
Fourth Quarter	.02	.10	.0022	.022	.01	.021

Holders

As of the date of this filing, there were 744 record holders of an aggregate of 143,949,972 shares of our Common Stock issued and outstanding.

Dividends

To the best of our knowledge, the Registrant has not paid any cash dividends and does not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Registrant’s business.

Securities Authorized for Issuance under Equity Compensation Plans.

None.

Item 10. Recent Sales of Unregistered Securities.

On May 14, 2007, the Company issued an aggregate of one hundred million (100,000,000) shares of Common Stock to our current directors H. Philip Cash and Cletius Rogers, and to a former director, following the execution the Share Exchange Agreement.

On September 27, 2007, the Company issued an aggregate of eight hundred and eighty thousand (880,000) shares of Common Stock to certain individuals for consulting services valued at $148,800.

On June 11, 2010, the Company  issued Four Million Five Hundred Thousand (4,500,000) shares of Common Stock to Bil Zeleny, one of our officers, in exchange for reduction of $90,000 in accrued debt held by Mr. Zeleny.

On June 11, 2010, the Company issued Fifteen Million Five Hundred Thousand (15,500,000) shares of Common Stock to H. Philip Cash, an officer and director, in exchange for reduction of $310,000 in accrued debt held by Mr. Cash.

All of the issuances of securities described above were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving a public offering.  We made the determination that each investor had enough knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.  There was no general solicitation or general advertising used to market the securities.  We provided each investor with disclosure of all aspects of our business, including providing the investor with press releases, access to our auditors, and other financial, business, and corporate information. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Item 11. Description of Registrant’s Securities to be Registered.

Authorized Capital Stock of the Company

The Company is authorized by its Articles of Incorporation to issue an aggregate of up to two hundred million (200,000,000) shares of capital stock, of which one hundred and fifty million (150,000,000) are shares of Common Stock, $.0001 par value and fifty million (50,000,000) are shares of Preferred Stock, $.0001 par value. As of the date of this filing, 143,949,972 shares of Common Stock and zero (0) shares of Preferred Stock were issued and outstanding.

All outstanding shares of our Common Stock are of the same class and have equal rights and attributes. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. The stockholders do not have cumulative or preemptive rights, and our Articles of Incorporation and By-Laws do not provide for a liquidation preference.

The Board of Directors is authorized to issue, 50,000,000 shares of our preferred stock, of which zero (0) shares have been issued and are currently outstanding.  Our  board of directors is authorized to fix the number of shares of any series of preferred stock, to determine the designation of any such series and to determine or alter the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.  No class or series of preferred stock has been designated by out boar of directors at this time.

Item 12. Indemnification of Directors and Officers.

Our Articles of Incorporation include provisions for the limitation of liability for our directors, officers and certain other persons. Those provisions provide that no director or officer shall be liable for he acts, neglects or defaults of any other director, officer or employee, or for joining in any other act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired for or on behalf of the Company, or for insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the monies, securities or effects of the Company shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own willful neglect or default; provided that nothing in the Articles of Incorporation shall relieve any director or officer from the duty to act in accordance wit the Nevada Revised Statutes, Chapter 78, et al. and the regulations thereunder from liability for any breach thereof.

Our Articles of Incorporation also include provisions for the indemnification of our directors, officers and certain other persons. Those provisions provide that, subject to the limitations contained in the Nevada Revised Statutes, Chapter 78, the Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a corporation of which the Company is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Company or such body corporate if:

(a) he acted honestly and in good faith with a view to the best interests of the Company; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetarypenalty, he had reasonable grounds for believing that his conduct was lawful.

Our Articles of Incorporation also provide that the Company shall indemnify such person in such other circumstances as the Nevada Revised Statutes permits or requires.

We have no liability insurance coverage for our directors and officers. These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 13. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

For the fiscal years ended April 30, 2009, and 2010, there have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 14. Financial Statements and Exhibits.

Statements

Report of Independent Registered Public Accounting Firm				F-1

Balance Sheets at April 30, 2010 and 2009				F-2

Statements of Operations for the years ended April 30, 2010 and 2009				F-3

Statement of Changes in Shareholders' Deficit for the years ended April 30, 2010 and 2009				F-4

Statements of Cash Flows for the years ended April 30, 2010 and 2009				F-5

Notes to Financial Statements				F-6

Schedules

All schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or notes thereto.

	Exhibit	Form	Filing	Filed with
Exhibits	#	Type	Date	This Filing

Articles of Incorporation filed with the Secretary of State of Nevada on March 1, 1990.	3.1	10		X

Certificate of Amendment filed with the Secretary of State of Nevada on February 22, 2005	3.2	10		X

Certificate of Change filed with the Secretary of State of Nevada on February 13, 2006	3.3	10		X

Certificate of Amendment filed with the Secretary of State of Nevada on April 4, 2007	3.4	10		X

By-Laws	3.2	10		X

Property Agreement dated March 28, 2005	10.1	10		X

Amending Agreement to Property Agreement dated February 10, 2010	10.2	10		X

Interparty Agreement of Assignment dated March 3, 2006	10.3	10		X

Subsidiaries of Advanced Mineral Technologies, Inc.	21.1	10		X

Consent of Experts	23.1	10		X

Advanced Mineral Technologies, Inc.

Page

Report of Independent Accounting Firm	F-2

Balance Sheet at April 30, 2010	F-3

Statements of Operations for the years ended April 30, 2010 and 2009	F-4

Statement of Changes in Shareholders' Deficit for the years ended April 30, 2010 and 2009	F-5

Statements of Cash Flows for the years ended April 30, 2010 and 2009	F-6

Notes to Financial Statements	F-7

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Advanced Mineral Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Mineral Technologies, Inc. as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended and for the period from inception on February 21, 2006 through April 30, 2010.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Mineral Technologies, Inc. at April 30, 2010 and 2009, and the results of its operations and cash flows for the years then ended and for the period from inception on February 21, 2006 through April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Advanced Mineral Technologies, Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Advanced Mineral Technologies, Inc. has suffered recurring losses from operations, has a working capital deficit and is dependent of financing to continue operations. These issues raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Chisholm, Bierwolf, Nilson & Morrill
Chisholm, Bierwolf, Nilson & Morrill, LLC
Bountiful, UT
June 30, 2010

Advanced Mineral Technologies, Inc.
(A Development Stage Company)
Consolidated Balance Sheets

	April 30,	April 30,
ASSETS	2010	2009
CURRENT ASSETS
Cash	$ 373	$ 184
Prepaid Expenses	$ 7,000
Total Current Assets	7,373	184

OTHER ASSETS
Investments at Cost	-	-
Total Other Assets	-	-

TOTAL ASSETS	$ 7,373	$ 184

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
CURRENT LIABILITIES
Accounts Payable	$ 9,800	$ 5,145
Accrued Expenses	277,119	192,716
Current Portion of Long Term Debt	123,800	123,800
Current Portion of Long Term Debt - Related Party	28,802	130,622
Total Current Liabilities	439,521	452,283

LONG-TERM LIABILITIES
Notes Payable	123,800	123,800
Notes Payable-Related Party	28,802	130,622
Less: Current Portion of Long-Term Debt	(152,602)	(254,422)
Total Long Term Liabilities	-	-

TOTAL LIABILITIES	439,521	452,283

STOCKHOLDERS' (DEFICIT)
Preferred Stock, $.0001 par value; 50,000,000 shares authorized;
no shares issued or outstanding	-	-
Capital Stock, $.0001 Par Value; 150,000,000 shares authorized; 143,949,972
issued and outstanding	14,395	12,395
Paid In Capital (Discount on Stock)	247,558	(150,442)
Deficit Accumulated during the Development Stage	(694,101)	(314,052)

Total Stockholders' (Deficit)	(432,148)	(452,099)

TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	7,373	184

The accompanying notes are an integral part of these financial statements
F-3

Advanced Mineral Technologies, Inc.
(A Development Stage Company)
Consolidated Statements of Operations

Accumulated
From
Inception
February 21, 2006
	Year Ended		Through
	April 30, 2010	April 30, 2009	April 30, 2010

Sales, Net	0	0	$ -

Expenses
Professional Fees	$ 56,392	$ 1,930	$ 207,123
Salary & Wages	$ 240,000	$ -	$ 240,000
General Administrative Expenses	$ 49,162	$ 45,971	$ 150,754

Total Expenses	$ 345,554	$ 47,901	$ 597,877

(Loss) From Operations	$ (345,554)	$ (47,901)	$ (597,877)

Other Income (Expense)
Interest Expense	$ (34,495)	$ (27,980)	$ (96,224)

Net (Loss) Before Taxes	$ (380,049)	$ (75,881)	$ (694,101)

Provisions For Income Taxes	$ -	$ -	$ -

Net (Loss)	$ (380,049)	$ (75,881)	$ (694,101)

BASIC AND DILUTED EARNINGS PER SHARE

EARNINGS (LOSS) PER COMMON SHARE	$ (0.00)	$ (0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING	143,949,972	123,949,972

The accompanying notes are an integral part of these financial statements
F-4

Advanced Mineral Technologies, Inc.
(A Development Stage Company)
Statements of Stockholders' (Deficit)
For the Period February 21, 2006 (Inception) though April 30, 2010

					Additional	Deficit
					Paid In	Accumulated
	Preferred	Preferred Stock	Capital	Capital Stock	Capital	During the
	Stock	Amount	Stock	Amount	(Discount	Development
	Shares		Shares		On Stock)	Stage	Total

Balance February 21, 2006 (inception)	0	0	0	0	0	0	0

Common stock issued to founders	0	0	100,000,000	10,000	(10,000)	0	0
Net loss from inception through April 30, 2006	0	0	0	0	0	(4,167)	(4,167)

Balance April 30, 2006	0	0	100,000,000	10,000	(10,000)	(4,167)	(4,167)

Net loss for the year ended April 30, 2007	0	0	0	0	0	(25,000)	(25,000)

Balance April 30, 2007	0	0	100,000,000	10,000	(10,000)	(29,167)	(29,167)

Common stock issued for services	0	0	880,000	88	148,712	0	148,800
Cancellation of Shares	0	0	(500,000)	(50)	50	0	0
Reverse merger adjustment (AMTO)	0	0	23,569,972	2,357	(289,204)	0	(286,847)
Net loss for the year ended April 30, 2008	0	0	0	0	0	(209,004)	(209,004)

Balance April 30, 2008	0	0	123,949,972	12,395	(150,442)	(238,171)	(376,218)

Common stock issued for services	0	0	0	0	0	0	0
Net loss for the year ended April 30, 2009	0	0	0	0	0	(75,881)	(75,881)

Balance April 30, 2009	0	0	123,949,972	12,395	(150,442)	(314,052)	(452,099)

Common stock issued for debt and accrued wages	0	0	20,000,000	2,000	398,000	0	400,000
Common stock acquired for investment	0	0	0	0	0	0	0
Preferred stock issued for debt and accrued wages	0	0	0	0	0	0	0
Net loss for the year ended April 30, 2010	0	0	0	0	0	(380,049)	(380,049)

Balance April 30, 2010	0	0	143,949,972	14,395	247,558	(694,101)	(432,148)

The accompanying notes are an integral part of these financial statements
F-5

Advanced Mineral Technologies, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows

			Accumulated
			From
			Inception
			February 21, 2006
	Year Ended		Through
	April 30, 2010	April 30, 2009	April 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(380,049)	$(75,881)	$(694,101)
Stock issued for services and expense reimbursements	$-	$-	$148,800

Changes in assets and liabilities (net of acquisition):
Increase (decrease) in accounts payable	$4,654	$(25,415)	$9,799
Increase (decrease) in accrued expenses	$274,494	$9,680	$304,163
(Increase) decrease in prepaid expenses	$(7,000)	$-	$(7,000)

Net cash used in operating activities	$(107,901)	$(91,616)	$(238,339)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used in investing activities	$-	$-	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Notes Payable	$-	$-	$-
Proceeds from Notes Payable - Related	$113,316	$91,500	$243,938
Principal Payments to Notes Payable - Related	$(5,226)	$-	$(5,226)

Net cash provided by financing activities	$108,090	$91,500	$238,712

Net Increase (decrease) in Cash	$189	$(116)	$373

CASH AT BEGINNING PERIOD	$184	$300	$-

CASH AT END OF PERIOD	$373	$184	$373

SUPPLEMENTAL CASHFLOW INFORMATION

Cash paid for interest	$-	$-	$-

Cash paid for income taxes	$-	$-	$-

Non-cash financing & investment activities:
Stock issued for services	$-	$-	$148,800
Stock issued for relief of accrued wages	$180,000	$-	$180,000
Stock issued for relief of debt	$209,910	$-	$209,910
Stock issued for accrued expenses	$10,090		$10,090

The accompanying notes are an integral part of these financial statements
F-6

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010                                                                           Advanced Mineral Technologies, Inc.

                                                                                                                       /s/ H. Philip Cash

By: _____________________________
       H. Philip Cash
                                                                                                                       President and Director
       Principal Executive Officer

ADVANCED MINERAL TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2010 and April 30, 2009

NOTE 1 - THE COMPANY

Advanced Mineral Technologies, Inc. (Formerly AMT Industries Canada, Inc.) (the Company), a development stage company, was organized on February 21, 2006 as a British Columbia Corporation.  All financial history prior to the merger with Vision Energy Group on May 12, 2007 in these financial statements is that of AMT Industries Canada.  A reverse merger adjustment was made at May 12, 2007, and all history post merger is a consolidation of the two companies.   This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

On May 12, 2007, the Company completed a share exchange agreement with Vision Energy Group (VEG), whereby the Company issued 100,000,000 shares of it’s common stock in exchange for all the outstanding shares of AMT Industries Canada, Inc.  Immediately prior to this exchange agreement, Vision Energy Group had 23,569,972 shares of common stock issued and outstanding.  This led to the Company being considered the accounting acquirer and the business combination is accounted for as a reverse merger.  Prior to the share exchange agreement, VEG’s subsidiary, Vision Energy Corp. was spun off in exchange for the retirement of debt.

Consolidation Policy

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary AMT Industries Canada, Inc.  All material inter-company accounts and transactions have been eliminated in consolidation.

Accounting Method - The Company’s financial statements are prepared using the accrual method of accounting.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted FASB ASC 820-10-50, “Fair Value Measurements”. It defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying amounts reported in the balance sheets for the cash and cash equivalents, and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The carrying value of notes payable approximates fair value because negotiated terms and conditions are consistent with current market rates as of April 30, 2010 and April 30, 2009.

Income Taxes - The Company accounts for income taxes using the asset and liability method. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Earnings Per Share - Net loss per common share for the years ended April 30, 2010 and 2009 is computed based on the weighted average common stock and dilutive common stock equivalents outstanding during the year as defined by Statement of FASB ASC 260-10, "Earnings Per Share".

For the Periods Ended:

	April 30,	April 30,
	2010	2009
Basic Earnings per share:
Income (Loss)(numerator)	$ (380,049)	$ (75,881)
Shares (denominator)	143,949,972	123,949,972
Per Share Amount	$ (0.00)	$ (0.00)

As of April 30, 2009, The Company did not have any common stock equivalents.  As of April 30, 2010, the Company issued Forty Million shares of preferred stock equivalent which are convertible into common stock on a one for one basis (40,000,000).  This issuance was rescinded subsequent to year end, but prior to the filing of this report.  None of the preferred shares are included in the fully diluted EPS because they are anti-dilutive.

Cash and Cash Equivalents - The Company considers (if and when they have any) all highly liquid investments with maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at April 30, 2010 and 2009.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In March 2008, the FASB issued FASB ASC 815-10 (Prior authoritative literature: SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”), which is effective January 1, 2009. FASB ASC 815-10 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, this standard requires disclosures of the fair values of derivative instruments and associated gains and losses in a tabular formant. This standard is not currently applicable to the Company since we do not have derivative instruments or engage in hedging activity.

In May 2008, the FASB issued FASB ASC 944 (Prior authoritative literature: SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60"). FASB ASC 944 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement.  This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.   As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009.  The Company does not believe this standard will have any impact on the financial statements.

In April 2009, the FASB issued FASB ASC 810-10-65 (Prior authoritative literature: SFAS No. 164, “Not-for-Profit Entities: Mergers and Acquisitions”) which governs the information that a not-for-profit entity should provide in its financial reports about a combination with one or more other not-for-profit entities, businesses or nonprofit activities and sets out the principles and requirements for how a not-for-profit entity should determine whether a combination is in fact a merger or an acquisition. This standard is effective for mergers occurring on or after Dec. 15, 2009 and for acquisitions where the acquisition date is on or after the beginning of the first annual reporting period, beginning on or after Dec. 15, 2009. This standard does not apply to the Company since the Company is considered a for-profit entity

In May 2009, FASB issued FASB ASC 855-10 (Prior authoritative literature:  SFAS No. 165, "Subsequent Events"). FASB ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. FASB ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Company adopted these provisions at the beginning of the interim period ended June 30, 2009.

In June 2009, the FASB ASC 860-10 (Prior authoritative literature: issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140”), which eliminates the concept of a qualifying special-purpose entity (“QSPE”), clarifies and amends the de-recognition criteria for a transfer to be accounted for as a sale, amends and clarifies the unit of account eligible for sale accounting and requires that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. This standard is effective for fiscal years beginning after November 15, 2009. Adoption of FASB ASC 860-10 did not have a material impact on the Company’s financial statements.

In June 2009, the FASB issued FASB ASC 810-10-65 (Prior authoritative literature:  SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) which amends the consolidation guidance applicable to a variable interest entity (“VIE”). This standard also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is therefore required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. Previously, the standard required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. This standard is effective for fiscal years beginning after November 15, 2009, and for interim periods within those fiscal years. Early adoption is prohibited.  Adoption of FASB ASC 810-10-65 did not have a material impact on the Company’s financial statements.

In June 2009, FASB issued ASC 105-10 (Prior authoritative literature:  SFAS No. 168, "The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162").FASB ASC 105-10 establishes the FASB Accounting Standards Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 105-10 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending December 31, 2009.  Adoption of FASB ASC 105-10 did not have a material effect on the Company’s financial statements.

In July 2009, the FASB ratified the consensus reached by EITF (Emerging Issues Task Force) issued EITF No. 09-1, (ASC Topic 470) "Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance" ("EITF 09-1"). The provisions of EITF 09-1, clarifies the accounting treatment and disclosure of share-lending arrangements that are classified as equity in the financial statements of the share lender. An example of a share-lending arrangement is an agreement between the Company (share lender) and an investment bank (share borrower) which allows the investment bank to use the loaned shares to enter into equity derivative contracts with investors. EITF 09-1 is effective for fiscal years that beginning on or after December 15,2009 and requires retrospective application for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15,2009. Share-lending arrangements that have been terminated as a result of counterparty default prior to December 15, 2009, but for which the entity has not reached a final settlement as of December 15, 2009 are within the scope. Effective for share-lending arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. The Company does not expect the provisions of EITF 09-1 to have a material effect on the financial position, results of operations or cash flows of the Company.

In September 2009, the FASB issued Accounting Standards Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update provides amendments to Topic 820 for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). It is effective for interim and annual periods ending after December 15,2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. The Company does not expect the provisions of ASU 2009-12 to have a material effect on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued Accounting Standards Update 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. This update changed the accounting model for revenue arrangements that include both tangible products and software elements. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15,2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-14 to have a material effect on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued Accounting Standards Update 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. This Accounting Standards Update amends the FASB Accounting Standard Codification for EITF 09-1. (See EITF 09-1 effective date below.)

In December 2009, the FASB issued Accounting Standards Update 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for Statement 167. (See FAS 167 effective date below.)

In December 2009, the FASB issued Accounting Standards Update 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for Statement 166. (See FAS 166 effective date below)

In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This amendment to Topic 810 clarifies, but does not change, the scope of current US GAAP. It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10). For those entities that have already adopted FAS 160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. The Company does not expect the provisions of ASU 2010-02 to have a material effect on the financial position, results of operations or cash flows of the Company.

In January 2010, the FASB issued Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force). This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying Topics 505 and 260. Effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. The Company does not expect the provisions of ASU 2010-01 to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 2 - GOING CONCERN

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. After the adjustment for the reverse merger, the Company incurred net losses of $694,101 for the period from February 21, 2006 (inception) through April 30, 2010.  In addition, the Company continued to show negative cash flows from operations, has a working capital deficit and is dependent on financing to continue operations.  These factors, among others, raise substantial doubt as to the Company’s ability to continue as a going concern and obtain debt and/or equity financing and achieve profitable operations.

The Company’s management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors. Ultimately, the Company will need to achieve profitable operations in order to continue as a going concern.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 3 - DEVELOPMENT STAGE COMPANY

The Company is a development stage company as defined in FASB ASC 915. It has yet to commence full-scale operations. From inception through April 30, 2010, the Company did not have any net income from operations. At the current time, the Company has $7,373 in assets and $439,521 in liabilities.

NOTE 4 - INCOME TAXES

We have adopted the provisions of FASB ASC 740-10 (Prior authoritative literature: Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48)).  FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with prior literature FASB Statement No. 109, Accounting for Income Taxes.  This standard requires a company to determine whether it is more likely than not that a tax position will be sustained will be sustained upon examination based upon the technical merits of the position.  If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.  As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FASB ASC 740-10.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

	April 30, 2010	April 30, 2009
NOL Carryforward	235,994	106,777
Valuation Allowance	(235,994)	(106,777)
Deferred tax asset, net of valuation allowances:	$ -	$ -

The components of income tax expense are as follows:

	April 30, 2009	April 30, 2008
Current Tax – Federal	0	0
Current Tax – State	0	0
Change in Deferred Taxes	129,217	43,707
Less, Change in Valuation Allowance	(129,217)	(43,707)
Net Provision for Income Tax	$0	$0

The Company has adopted FASB ASC 740-10 to account for income taxes. The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net operating loss carry forwards, an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.  A provision for income taxes has not been made due to net operating loss carry-forwards of $694,101 and $314,052 as of April 30, 2010 and April 30, 2009, respectively, which may be offset against future taxable income through 2030. No tax benefit has been reported in the financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	April 30, 2009	April 30, 2008
Beginning Balance	$0	$0
Additions based on tax positions related to current year	0	0
Additions for tax positions of prior years	0	0
Reductions for tax positions of prior years	0	0
Reductions in benefit due to income tax expense
Ending Balance	$0	$0

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes.  As of April 30, 2010 and 2009, the Company had no accrued interest or penalties related to uncertain tax positions.

The tax years that remain subject to examination by major taxing jurisdictions are for the years ended December 31, 2009, 2008 and 2007.

NOTE 5 - DEBT

The Company’s debt are detailed as follows as of April 30, 2010 and April 30, 2009:

Notes payable:	April 30, 2010	April 30, 2009
Note payable to an individual, due on demand and interest bearing at 15% per annum.	48,800	48,800
Total Notes Payable	48,800	48,800

As of April 30, 2010, this note is in default.  This note was not a demand note but had a due date of December 10, 2005.  This note is secured by all the assets of the company.

Notes payable:	April 30, 2010	April 30, 2009
Note payable to an individual, due on demand and interest bearing at 15% per annum.	75,000	75,000
Total Notes Payable	75,000	75,000

As of April 30, 2010, this note is in default.  This note was not a demand note but had a due date of March 12, 2006.  This note is secured by all the assets of the company.

Notes Payable – Related Parties (see Note 6):	2010	2009
Note payable to an interested party, due on demand and bears interest at 7.5% per annum	28,802	130,622
Total Notes Payable – Related Parties	28,802	130,622

Long Term Liabilities	2010	2009
Total Notes Payable	152,602	254,422
Less: Current Portion - Related Party	(28,202)	(130,622)
Less: Current Portion – Notes Payable	(123,800)	(123,800)
Less: Total Current Portion	(152,602)	(254,422)
Total Long-Term Liabilities	$ -	$ -

The Accrued Interest on these liabilities was $81,323 at April 30, 2010 and $56,917 at April 30, 2009.  The company’s debt is secured by all of all of its assets.

NOTE 6 - RELATED PARTY TRANSACTION

During fiscal 2008 the current President of the Company had funded the company $39,122, leaving a balance of $39,122 at April 30, 2008.  The Annual Percentage rate is 7.5%, and the accrued interest was $1,732 at April 30, 2008.

During fiscal 2009 the current President of the Company had funded the company $91,500, leaving a balance of $130,622 at April 30, 2009. The Annual Percentage rate is 7.5%, and the accrued interest was $10,090 at April 30, 2009.

During fiscal 2010 the current President of the Company had funded the company $113,316.  During fiscal 2010 the principle was reduced by $215,136 through a combination of stock issuances and cash payments, leaving a balance of $28,802 at April 30, 2010. The Annual Percentage rate is 7.5%, and the accrued interest was $13,449 at April 30, 2010.

NOTE 7 - STOCKHOLDERS’ EQUITY

The Company during 2006  issued 100,000,000 shares of its common stock as part of the reverse merger and share exchange agreement.  The shares were issued in order to acquire the interest in the Tillicum Mine.  Subsequent to this, in September 2008, 500,000 shares which were issued to a Director as part of the reverse merger and share exchange agreement were cancelled upon the resignation of said Director.

During 2008, and subsequent to the share exchange agreement, the Company exchanged 880,000 shares of its common stock for consulting services valued at $148,800.  The value assigned to these services was based on the normal billing rate of the vendors for the services rendered.  This was an equivalent to an average of $0.17 per share for the number of shares issued.

During 2010, the Company issued 40,000,000 shares of its preferred stock in exchange for reduction of debt and accrued wages, valued at $400,000.  The value assigned to this debt was actual funds loaned to the company, as well as the normal billing rate of the vendors for the services rendered.  This was an equivalent to an average of $0.01 per share for the number of shares issued.  This issuance was revoked subsequent to year end and Twenty Million shares Common Stock were issued as replacement, at a value per share of $0.02.  Since the subsequent transaction replaced the preferred stock issuance, it has been recorded as such on our year end financials.

As of April 30, 2010 and April 30, 2009, there are no options or warrants issued and outstanding.

NOTE 8 – CONVERTIBLE PREFERRED STOCK

The Company has 40,000,000 shares of convertible preferred stock as of April 30, 2010.  All outstanding shares of our Preferred Stock are of the same class and have equal rights and attributes.  The holders of our Preferred Stock are entitled to two votes per share on all matters submitted to a vote of stockholders of the Company.  Preferred Stock is convertible at a one to one ratio of common stock.  All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available.  Holders of Preferred Stock have Liquidation Preference over Common Stock Shareholders.  The issuance of these shares of preferred stock created a derivative liability due to there not being enough outstanding shares of common stock to cover conversion.  However, subsequent to year end, but prior to submission of this report this was remedied by the rescission of the preferred shares and issuance of common stock, as described more fully below in Note 12.  Our financials reflect the issuance of the common shares of stock.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company had no operating leases as of April 30, 2010 and April 30, 2009.  See note 10 for details on the Company’s asset lease commitment.

NOTE 10 – MINERAL RIGHTS

As of 3 March 2006, the Company had entered into an agreement with Gustafson Holdings LTD (Gustafson), a British Columbia entity wherein the Company attained the sole mineral rights to the Tillicum Mountain Property in British Columbia.  In exchange for these rights, the Company agrees to pay Gustafson a royalty (the “Royalty”), consisting of the greater of twenty-five thousand dollars ($25,000) per year, or: i) 3.5% of Net Smelter Returns(NSR) in any calendar quarter if the ore grade in that quarter was 0.5 ounces per ton (OPT) or less; ii) 4.0% of NSR in any calendar quarter if the ore grade in that quarter was greater than 0.5 OPT but less than 1.0 OPT; or iii) 5.0% of the NSR in any calendar quarter if the ore grade was equal to or greater than 1.0 OPT.  Options are to be paid in arrears within fifteen (15) days following the end of the quarter.  Any unpaid royalties will accrue interest at the prime rate of the Company’s bank plus 5%.

The Company has renewed the agreement with Gustafson for the sole mineral rights to Tillicum.  Effective May 1, 2010 the annual royalty will be increased to the greater of fifty thousand Canadian dollars (C$50,000) per year, or:  (i) 2.5% of net smelter returns (“NSR”) in any calendar quarter if the ore grade in that quarter was 0.5 ounces per ton (“OPT”) or less; (ii) 4.0% of NSR in any calendar quarter if the ore grade in that quarter was greater than 0.5 OPT, but less than 1.0 OPT; or (iii) 5.0% of the NSR in any calendar quarter if the ore was equal to or greater than 1.0 OPT.  Options are to be paid in arrears within fifteen (15) days following the end of the quarter.  Any unpaid royalties will accrue interest at the prime rate of the Company’s bank plus 5%.  To date, no royalties have been accrued or paid.

NOTE 11 – INVESTMENTS HELD AT COST

On November 28, 2007, pursuant to the terms of the Deed of Acknowledgment, Settlement and Release, the Company acquired seventy-five million (75,000,000) shares of fully paid, ordinary shares, par value £1 per share, of XSP Platinum Ltd. (“XSP”).  XSP’s major asset is the Platinum Creek Mine (“PCM”), a property in the United States at which mining operations had been conducted.  We will use the equity method of valuation for this stock, as our interest in the company is larger than twenty (20) percent.  When the stock begins to trade and has a listed market value we will record by its fair market value as marketable securities held for sale.   As per the agreement, no consideration was paid by AMTO for this investment, and it has been recorded on our financials as $0.00.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to the fiscal year end, the Board of Directors elected to rescind the issuance of the Forty Million (40,000,000) shares of Preferred Stock issued in lieu of debt, and to issue Twenty Million (20,000,000) of Common Stock at a price of $0.02 per share in it’s stead.  Upon the rescission, the debt was re-instated, and then subsequently reduced by the issuance of the Common Stock.  The total debt and accrued wages reduced was Four Hundred Thousand (400,000) dollars.  This will improve our balance sheet, and our ability to raise funds to fund operations.  Management has reviewed all subsequent events through the issuance of this report and has found no other reportable subsequent events.  Since this subsequent transaction replaced the preferred stock issuance, it has been recorded as such on our year end financials.